UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

§240.13e-100.

Schedule 13E-3 [§240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [§240.13e-3] thereunder.

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Overseas Partners Ltd.

(Name of the Issuer)

Overseas Partners Ltd.

(Name of Person(s) Filing Statement)

COMMON SHARES, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Mark R. Bridges

President & Chief Executive Officer

Overseas Partners Ltd.

Cumberland House, One Victoria Street

Hamilton HM 11, Bermuda

(441) 295-0788

Copies to:

Michael Groll

Matthew Ricciardi

LeBoeuf, Lamb, Greene & MacRae LLP

125 West 55th Street

New York, New York 10019

(212) 424-8000

Facsimile: (212) 424-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
$ 59,000,000	$ 11,800

* The filing fee was determined pursuant to Rule 0-11(c)(2) under the Securities Exchange Act of 1934, by multiplying 1/50 of 1% by $59,000,000, which is equal to the aggregate of the cash and the value of the securities and other property to be distributed to security holders.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,800

Form or Registration No.:	Definitive Schedule 14A

Filing Party:	Overseas Partners Ltd.

Date Filed:	November 23, 2005

INTRODUCTION

This amended Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Overseas Partners Ltd. (the “Company”) to amend the Rule 13e-3 Transaction Statement filed on December 20, 2005 to incorporate information from the Company’s definitive proxy statement (the “Definitive Proxy Statement”) filed on December 28, 2005 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information in the Definitive Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Definitive Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Definitive Proxy Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	Summary Term Sheet

The information set forth in the Definitive Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Summary Company Information

(a) Name and Address. Overseas Partners Ltd. is the subject company. Its principal executive office is located at Cumberland House, One Victoria Street, Hamilton HM 11, Bermuda and its telephone number is (441) 295-0788.

(b) Securities. As of December 15, 2005, there were 118,758,470 issued and outstanding common shares, par value $0.10 per share, of the Company.

(c) Trading and Market Price. The Company’s common shares are not listed on a securities exchange and are not traded in the organized over-the-counter or any other established market.

(d) Dividends. No dividends have been paid by the Company on its common shares during the past two years. The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background” and “The Winding Up – Winding Up Process” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Definitive Proxy Statement under the caption “The Winding Up – Background” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. Overseas Partners Ltd., the subject company, is the filing person of this Schedule 13E-3. Its principal business office is located at Cumberland House, One Victoria Street, Hamilton HM 11, Bermuda and its telephone number is (441) 295-0788.

The names and addresses of the Company’s directors and officers are contained in the Proxy Statement on Schedule 14A for the 2005 Annual General Meeting, filed with the Securities and Exchange Commission on June 30, 2005, which is incorporated herein by reference. D. Campbell McBeath and Caroline M. Komposch are no longer executive officers of the Company.

(b) Business Background of Entities. Not applicable.

(c) Business Background of Natural Persons. The information set forth under “Item 10 – Directors and Executive Officers of the Registrant” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 11, 2005 is incorporated herein by reference.

No person set forth above (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (2) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of any federal or state securities laws.

Robert J. Clanin, D. Scott Davis and Joseph M. Pyne are citizens of the United States. Mark R. Bridges and Lynda A. Davidson Leader are citizens of the United Kingdom. Mark B. Cloutier is a citizen of Canada. Cyril E. Rance is a citizen of Bermuda.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background,” “The Winding Up – Winding Up Process,” “Material United States Federal Income Tax Consequences” and “Voting Requirements” is incorporated herein by reference.

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Definitive Proxy Statement under the caption “The Winding Up – Appraisal Rights of Shareowners” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The Company has made no provision to grant unaffiliated security holders of the Company access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. There is no disclosure responsive to this item.

(b) Significant Corporate Events. There is no disclosure responsive to this item.

(c) Negotiations or Contacts. There is no disclosure responsive to this item.

(e) Agreements Involving the Company’s Securities. The information set forth in the Definitive Proxy Statement under the caption “The Winding Up – Background” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The Company will not acquire any securities in the transaction.

(c) Plans. The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background” and “The Winding Up – Winding Up Process” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background,” “The Winding Up – Winding Up Process” and “Special Factors – Purpose, Alternatives, Reasons and Effects” is incorporated herein by reference.

(b) Alternatives. None.

(c) Reasons. The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background,” “The Winding Up – Winding Up Process” and “Special Factors – Purpose, Alternatives, Reasons and Effects” is incorporated herein by reference.

(d) Effects. The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background,” “The Winding Up – Winding Up Process,” “The Winding Up – Transfers of Shares,” “Special Factors – Purpose, Alternatives, Reasons and Effects” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a) Fairness. The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background,” “The Winding Up – Winding Up Process” and “Special Factors – Fairness” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background”, “The Winding Up – Winding Up Process” and “Special Factors – Fairness” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Definitive Proxy Statement under the captions “Voting Requirements” and “Special Factors – Fairness” is herein incorporated by reference.

(d) Unaffiliated Representative. The information set forth in the Definitive Proxy Statement under the caption “Special Factors – Fairness” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Definitive Proxy Statement under the caption “Special Factors – Fairness” is incorporated herein by reference.

(f) Other Offers. The information set forth in the Definitive Proxy Statement under the caption “Special Factors – Fairness” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Definitive Proxy Statement under the caption “Special Factors – Reports, Opinions, Appraisals and Negotiations” is incorporated herein by reference.

(b) Preparer of Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10.	Source of Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Definitive Proxy Statement under the captions “The Winding Up – Background” and “The Winding Up – Winding Up Process” is incorporated herein by reference.

(b)	Conditions. None.

(c) Expenses. The information set forth in the Definitive Proxy Statement under the captions “The Winding Up – Background” and “The Winding Up – Winding Up Process” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a) Security Ownership. The information set forth in the Definitive Proxy Statement under the caption “Directors’ and Officers’ Interests in the Liquidation” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet” and “The Winding Up – Background” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet” and “The Winding Up – Background” is incorporated herein by reference.

Item 13.	Financial Statements

(a) Financial Information. The audited financial statements for the years ended December 31, 2004 and 2003 and the unaudited balance sheets, income statements, statements of cash flows and statements of comprehensive income for the three- and nine-month periods ended September 30, 2005 and 2004 are incorporated by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, respectively.

The ratio of earnings to fixed charges is not applicable as the Company has not had any fixed charges for the two most recent fiscal years.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons / Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Definitive Proxy Statement under the caption “Introduction” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Definitive Proxy Statement under the caption “Introduction” is incorporated herein by reference.

Item 15.	Additional Information

(a) Other Material Information. The information set forth in the Definitive Proxy Statement, including all annexes thereto, is incorporated by reference.

Item 16.	Exhibits

(a) The Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference. The Plan of Liquidation is attached hereto as Exhibit (a).

(b) None.

(c) None.

(d) Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 11, 2005, is incorporated herein by reference. Exhibit 10(d) contains a form of a Statement of Employment, which was used to extend the employment of the Company’s Chief Executive Officer, Director of Operations and Chief Accounting Officer through March 31, 2006. This form contains in Section 19 the put option that is described in Item 5 hereof.

(f) None.

(g) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2006	OVERSEAS PARTNERS LTD. By: /s/ Mark R. Bridges Mark R. Bridges President and Chief Executive Officer

EXHIBIT INDEX

(a)	Plan of Liquidation

EXHIBIT (a)

Plan of Liquidation

UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS OF

OVERSEAS PARTNERS LTD. TO THE ADOPTION OF CERTAIN

RESOLUTIONS IN LIEU OF A MEETING

The undersigned, being all the Directors of OVERSEAS PARTNERS LTD., a company incorporated in the Islands of Bermuda (the “Company” or “OPL”), pursuant to Bye-law 9 of the Company’s Bye-laws, HEREBY ADOPT the statement(s) and resolution(s) set out below. This document may be executed in counterparts, and any action taken herein shall be of the same force and effect as if adopted at a duly convened meeting of the Board of Directors of the Company.

Plan of Liquidation

WHEREAS, on February 5, 2002, the Board of Directors of the Company, adopted a resolution directing the Company to discontinue writing new business and to place its operations and the operations of its Bermuda insurance subsidiaries in runoff;

WHEREAS, the Board of Directors of the Company intends to ultimately seek a shareholder vote to wind up the Company’s affairs and dissolve the Company;

NOW, THEREFORE, the undersigned constituting all of the members of the Board of Directors of the Company, hereby adopt, approve and ratify the following Plan of Liquidation (the “Plan”):

RESOLVED, that a Plan be and hereby is adopted effect the runoff of the Company’s operations in the following manner:

1.	Sale of Assets. The officers of the Company (the “Officers”) shall sell or otherwise liquidate any and all of the assets of the Company when and as the Officers determine that it is no longer advisable that any such assets be held by the Company for the runoff of existing claims or for other purposes.

2.	Payment of Liabilities. The Officers shall pay or make adequate provision for payment of all known liabilities of the Company and are authorized to compromise and settle any claims or liabilities when the Officers deem such settlements in the best interest of the Company and in accordance with the Plan.

3.	Transfer Agent/Deposit of Proceeds. The Officers, at their discretion, are authorized to employ a transfer agent for distribution of the liquidation proceeds to the shareowners of any assets not needed to support the runoff of the Company’s operations. If the Officers elect to employ a transfer agent, the Company shall deposit with the transfer agent the funds to be distributed (the “Distributable Funds”).

4.	Distribution of Proceeds. The transfer agent (or the Company if the Officers do not employ a transfer agent) shall distribute the Distributable Funds in one or more distributions on a pro rata basis to the shareowners entitled thereto as authorized by the Board of Directors of the Company.

5.	Further Acts. The Officers shall pay all such fees and taxes and shall take such further actions as may be necessary or proper in order to achieve the objectives of this Plan.

1

The foregoing resolutions shall have the same force and effect as if adopted at a meeting of the Company’s Board of Directors held in accordance with the Company’s Bye-Laws and the laws of Bermuda.

Directors	Date

/s/ D. Scott Davis D. Scott Davis	March 28, 2003

/s/ Robert J. Clanin Robert J. Clanin	March 28, 2003

/s/ Joseph M. Pyne Joseph M. Pyne	March 28, 2003

/s/ Cyril E. Rance Cyril E. Rance	March 28, 2003

/s/ Mark B. Cloutier Mark B. Cloutier	March 28, 2003

/s/ Mark R. Bridges Mark R. Bridges	March 31, 2003

2